Exhibit 12

GULFPORT ENERGY CORPORATION

COMPUTATION OF RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

(unaudited)

	Year Ended December 31,					For the Three Months Ended March 31, 2013
	2012	2011	2010	2009	2008
EARNINGS
Income (loss) from continuing operations	$71,836,000	$108,422,000	$47,363,000	$23,627,000	$(184,502,000)	$44,559,000
Interest expense	7,458,000	1,400,000	2,761,000	2,309,000	4,762,000	3,479,000

Income before fixed charges	79,294,000	109,822,000	50,124,000	25,936,000	(179,740,000)	48,038,000

FIXED CHARGES
Interest expense	7,458,000	1,400,000	2,761,000	2,309,000	4,762,000	3,479,000

Total fixed charges	7,458,000	1,400,000	2,761,000	2,309,000	4,762,000	3,479,000

Earnings/fixed charge coverage ratio	10.6	78.4	18.2	11.2	NM *	13.8

*	Not meaningful.